Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

NON EXECUTIVE DIRECTORS AWARD OF ORDINARY SHARES

London, 7 May 2013 - Randgold Resources confirmed today that following approval by shareholders at the Company’s Annual General Meeting held on 29 April 2013, and in terms of Randgold Resources’ remuneration for non-executive directors, an award of 1,200 ordinary shares in the Company (“Shares”) was made earlier today, to each non-executive director. The Shares will vest immediately.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com